Filed by SBC Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: AT&T Corp.

Commission File No.: 1-01105

BEFORE THE PUBLIC UTILITIES COMMISSION

OF THE STATE OF HAWAII

In the Matter of the Application	)
)
of	)	Docket No.
)
SBC COMMUNICATIONS INC. AND	)
AT&T CORP.	)
)
)
For an Exemption and/or Waiver or, in the	)
Alternative, Approval of a Merger Transaction	)
)
)

APPLICATION

EXHIBITS A THROUGH E

VERIFICATIONS

AND

CERTIFICATE OF SERVICE

RUSSELL S. KATO, ESQ.
Goodsill Anderson Quinn & Stifel
A Limited Liability Law Partnership LLP
1099 Alakea Street, Suite 1800
Honolulu, Hawaii 96813

Telephone:  (808) 547-5780
Facsimile:  (808) 441-1217

Attorney for SBC COMMUNICATIONS INC.

MICHAEL H. LAU, ESQ.

KENT D. MORIHARA, ESQ.

Oshima Chun Fong & Chung LLP

841 Bishop Street, Suite 400

Honolulu, Hawaii  96813

Telephone:  (808) 528-4200

Facsimile:  (808) 531-8466

Attorneys for AT&T CORP.

DISCLOSURE NOTICE

In connection with the proposed transaction, SBC intends to file a registration statement, including a proxy statement of AT&T Corp., and other materials with the Securities and Exchange Commission (the “SEC”).  Investors are urged to read the registration statement and other materials when they are available because they contain important information.  Investors will be able to obtain free copies of the registration statement and proxy statement, when they become available, as well as other filings containing information about SBC and AT&T Corp., without charge, at the SEC’s Internet site (www.sec.gov).  These documents may also be obtained for free from SBC’s Investor Relations web site (www.sbc.com/investor_relations) or by directing a request to SBC Communications Inc., Stockholder Services, 175 E. Houston, San Antonio, Texas 78205.  Free copies of AT&T Corp.’s filings may be accessed and downloaded for free at the AT&T Relations Web Site (www.att.com/ir/sec) or by directing a request to AT&T Corp., Investor Relations, One AT&T Way, Bedminster, New Jersey 07921.

SBC, AT&T Corp. and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from AT&T shareholders in respect of the proposed transaction.  Information regarding SBC’s directors and executive officers is available in SBC’s proxy statement for its 2004 annual meeting of stockholders, dated March 11, 2004, and information regarding AT&T Corp.’s directors and executive officers is available in AT&T Corp.’s proxy statement for its 2004 annual meeting of shareholders, dated March 25, 2004.  Additional information regarding the interests of such potential participants will be included in the registration and proxy statement and the other relevant documents filed with the SEC when they become available.

Cautionary Language Concerning Forward-Looking Statements

Certain matters discussed in this statement, including the appendices attached, are forward-looking statements that involve risks and uncertainties.  Forward-looking statements include, without limitation, the information concerning possible or assumed future revenues and results of operations of SBC and AT&T, projected benefits of the proposed SBC/AT&T merger and possible or assumed developments in the telecommunications industry.  Readers are cautioned that the following important factors, in addition to those discussed in this statement and elsewhere in the proxy statement/prospectus to be filed by SBC with the Securities and Exchange Commission, and in the documents incorporated by reference in such proxy statement/prospectus, could affect the future results of SBC and AT&T or the prospects for the merger: (1) the ability to obtain governmental approvals of the merger on the proposed terms and schedule; (2) the failure of AT&T shareholders to approve the merger; (3) the risks that the businesses of SBC and AT&T will not be integrated successfully; (4) the risks that the cost savings and any other synergies from the merger may not be fully realized or may take longer to realize than expected; (5) disruption from the merger making it more difficult to maintain relationships with customers, employees or suppliers; (6) competition and its effect on pricing, costs, spending, third-party relationships and revenues; (7) the risk that Cingular LLC could fail to achieve, in the amount and within the timeframe expected, the synergies and other benefits expected from its acquisition of AT&T Wireless; (8) final outcomes of various state and federal regulatory proceedings and changes in existing state, federal or foreign laws and regulations and/or enactment of additional regulatory laws and regulations; (9) risks inherent in international operations, including exposure to fluctuations in foreign currency exchange rates and political risk; (10) the impact of new technologies; (11) changes in general economic and market conditions; and (12) changes in the regulatory environment in which SBC and AT&T operate.

The cites to webpages in this document are for information only and are not intended to be active links or to incorporate herein any information on the websites, except the specific information for which the webpages have been cited.

BEFORE THE PUBLIC UTILITIES COMMISSION

OF THE STATE OF HAWAII

In the Matter of the Application	)
)
of	)	Docket No.
)
SBC COMMUNICATIONS INC. AND	)
AT&T CORP.	)
)
)
For an Exemption and/or Waiver or, in the	)
Alternative, Approval of a Merger Transaction	)
)
)

APPLICATION

SBC COMMUNICATIONS INC. (“SBC”) and AT&T CORP. (“AT&T”) (collectively “Applicants”), by and through their respective counsel, and pursuant to Hawaii Revised Statutes (“HRS”) §269-16.9 and Hawaii Administrative Rules (“HAR”) §6-80-135, hereby respectfully request an exemption and/or waiver from the provisions of HRS §269-19 or any other applicable provision under Chapter 269, HRS, to the extent the Commission determines that such provisions apply to the merger transaction described herein.  If the Commission determines that (a) the provisions of HRS §269-19 or any other applicable provision under Chapter 269, HRS, are applicable to the instant transaction and (b) an exemption and/or waiver is inappropriate in this case, Applicants request, in the alternative, that the Commission approve the merger of SBC and AT&T, in accordance with the Agreement and Plan of Merger jointly entered into by SBC and AT&T on January 30, 2005 (“the “Merger Agreement”).  A copy of the Merger Agreement is attached hereto as Exhibit A and incorporated herein by reference.

I.              COMMUNICATIONS REGARDING THIS APPLICATION

Pleadings, correspondences, and notices regarding this Application should be directed to the following:

SBC Communications Inc.

175 E. Houston Street

San Antonio, TX 78205

Attn.:  James D. Ellis

Paul K. Mancini

Wayne Watts

Peggy Garber

Danny A. Hoek

AT&T Corp.

AT&T Communications of Hawaii, Inc.

795 Folsom Street, 3rd Floor

San Francisco, CA  94107

Attn.:  Ken McNeely, Esq.

Rose Johnson, Esq.

Copies of all correspondence should also be sent to Applicants’ respective counsel as follows:

Theodore A. Livingston, Esq.

Christian F. Binnig, Esq.

Lauren Frank Noll, Esq.

Mayer, Brown, Rowe & Maw LLP

190 S. LaSalle Street

Chicago, IL 60603

Russell S. Kato, Esq.

Goodsill Anderson Quinn & Stifel

A Limited Liability Law Partnership LLP

1099 Alakea Street, Suite 1800

Honolulu, HI 96813

Attorneys for SBC Communications Inc.

Michael  H. Lau, Esq.

Kent D. Morihara, Esq.

Oshima Chun Fong & Chung LLP

841 Bishop Street, Suite 400

Honolulu, HI  96813

Attorneys for AT&T Corp.

II.            APPLICANTS

A.            SBC Communications, Inc.

SBC Communications Inc. is a Delaware corporation with headquarters at 175 East Houston, San Antonio, Texas 78205-2233.  SBC is a voice, data, and Internet services provider for residential, business, and government customers, mostly in a 13-state region.  SBC serves 52.4 million access lines and has 5.1 million DSL lines in service.  SBC holds a 60 percent economic and 50 percent voting interest in Cingular Wireless, which serves 49.1 million wireless customers.  Through alliances with GSM-based providers, Cingular offers coverage in 170 countries worldwide.  SBC is also making a $4 billion investment to bring next-generation Internet Protocol-based (“IP-based”) services to 18 million households within 3 years. A more detailed description of SBC’s business, including its most recent financial statement, is provided in Exhibit B hereto.(1)

B.            AT&T Corp.

AT&T is a New York holding corporation with headquarters at One AT&T Way Bedminster, New Jersey 07921.  AT&T provides domestic and international voice and data communications services to residential, business, and government customers in the United States and around the world.  AT&T operates sophisticated global communications networks that support IP as well as other data and voice traffic.  AT&T’s network operations are supported by AT&T Laboratories, a world-leading source of research and development.  A more detailed

(1)           SBC wholly owns one subsidiary that is certificated to provide competitive telecommunications services in Hawaii but is not involved in the merger.  SBC Long Distance, Inc. (f/k/a Southwestern Bell Communications Services, Inc.) is a Delaware corporation headquartered at 5850 W. Las Positas Blvd., Pleasanton, California 94588.  SBC Long Distance is authorized to operate as a facilities-based carrier and reseller of intrastate telecommunications services in Hawaii pursuant to a certificate of authority granted by this Commission on April 8, 2004, in Docket No. 03-0416, Order No. 20894.  SBC Long Distance previously was authorized to provide resold interexchange telecommunications services in Hawaii pursuant to a certificate of authority granted by this Commission on July 28, 1997, in Docket No. 97-0212, Order No. 15728.

description of AT&T’s business, including its most recent financial statement, is provided in Exhibit C hereto.

One of AT&T’s wholly-owned subsidiaries certificated to provide telecommunications services in Hawaii is AT&T Communications of Hawaii, Inc. (“AT&T Hawaii”).  AT&T Hawaii is authorized to provide local exchange (facilities-based and resale) telecommunications services pursuant to a certificate of authority granted by this Commission on August 9, 1996, in Docket No. 96-0251, Decision and Order No. 14872.(2)  AT&T Hawaii filed its latest annual financial report for the year ending December 31, 2003 with the Commission on or before March 31, 2004, which is hereby incorporated herein by reference pursuant to HAR §6-61-76.

III.           BACKGROUND AND DESCRIPTION OF THE MERGER TRANSACTION

On January 30, 2005, SBC and AT&T entered into the Merger Agreement (see Exhibit A) by which SBC will acquire AT&T, and AT&T will be merged into a wholly-owned first-tier subsidiary of SBC.  The SBC subsidiary is a newly formed entity, named Tau Merger Sub Corporation (“Tau”), created for the specific purpose of this transaction.  AT&T will be the surviving entity of the merger with Tau for all legal purposes, and the combined entity will retain the name AT&T Corp.

In connection with the merger, AT&T shareholders will receive 0.77942 shares of SBC stock for each share of AT&T stock they own, as well as a one-time cash dividend from AT&T of $1.30 per AT&T share.  SBC shareholders will continue to own SBC stock and otherwise will not be affected by the transaction.  Upon completion of the transaction, former AT&T shareholders will hold approximately 16% of SBC’s outstanding shares.

(2)           AT&T Hawaii previously obtained a certificate of authority to provide intrastate “add-ons” to its interstate service, pursuant to Decision and Order No. 13128 issued on February 11, 1994, in Docket No. 7719.  AT&T Hawaii’s authority was expanded by Decision and Order No. 14872 in  Docket No. 96-0251.

As a result of the merger, AT&T will become a wholly-owned subsidiary of SBC.  The merger will be transparent and seamless for the customers of AT&T Hawaii.  Because the merger will occur at the parent company level, there will be no change in the ownership of, or the Commission’s regulatory authority over, AT&T Hawaii as a result of the transaction.  AT&T Hawaii will still be a wholly owned subsidiary of AT&T.  No transfer of AT&T Hawaii’s assets or certificates of service authority will occur as part of this transaction.

IV.           REQUEST FOR EXEMPTION AND/OR APPROVAL OF MERGER

As noted in Section III above, the merger transaction will occur at the parent company level.  As a result, AT&T Hawaii, the only AT&T affiliate that is currently regulated by the Commission, will not be affected by the merger transaction.  No change in the ownership structure of AT&T Hawaii will occur—AT&T will still own 100% of the issued and outstanding capital stock of AT&T Hawaii.  Accordingly, Applicants believe that the requirements of HRS §269-19(3) requiring prior Commission approval for mergers of public utility corporations are not triggered.(4)

Notwithstanding the foregoing, to the extent the Commission determines that HRS § 269-19 or any other provision under Chapter 269, HRS, is applicable to the merger transaction, Applicants respectfully submit that the public interest will be served if the Commission grants an

(3)           HRS §269-19 provides as follows:  “No public utility corporation shall sell, lease, assign, mortgage, or otherwise dispose of or encumber the whole or any part of the road, line, plant, system, or other property necessary or useful in the performance of its duties to the public, or any franchise or permit, or any right thereunder, nor by any means, directly or indirectly, merge or consolidate with any other public utility corporation without first having secured from the public utilities commission an order authorizing it so to do.  Every such sale, lease, assignment, mortgage, disposition, encumbrance, merger, or consolidation made other than in accordance with the order of the commission shall be void.”

(4)           HRS §269-17.5 requires prior Commission approval if more than twenty-five percent of the issued and outstanding voting stock of a Hawaii corporation that owns, controls, operates, or manages any plant or equipment as a public utility is held, directly or indirectly, by a single foreign corporation or any single nonresident alien or person.  In this case, the ownership of the capital stock of AT&T Hawaii remains unchanged.  Additionally, the requirements of HRS §269-18 also are not triggered since no public utility corporation will acquire or purchase any part of the capital stock of any other Hawaii public utility corporation.

exemption under HRS § 269-16.9(a) or waiver under HRS § 269-16.9(e) from the Commission’s approval requirements or, in the alternative, approves the proposed merger.

A.            Applicants Request An Exemption or Waiver.

Applicants request an exemption or waiver from the Commission’s approval requirements of HRS §269-19 governing mergers and consolidations of public utility corporations pursuant to HRS § 269-16.9(a) (exemption), HRS § 269-16.9(e) (waiver), and HAR §6-80-135.  HRS §269-16.9(a) provides that the Commission “may exempt a telecommunications provider or a telecommunications service from any or all of the provisions of this chapter, except the provisions of section 269-34, upon a determination that the exemption is in the public interest.”

In determining whether an exemption is in the public interest, the Commission “shall consider whether the exemption promotes state policies in telecommunications, the development, maintenance, and operation of effective and economically efficient telecommunications services, and the furnishing of telecommunications services at just and reasonable rates and in a fair manner in view of the needs of the various customer segments of the telecommunications industry.”  Id.

Similarly, HRS § 269-16.9(e) provides that the Commission may “waive other regulatory requirements under this chapter applicable to telecommunications providers when it determines that competition will serve the same purpose as public interest regulation.”(5)

(5)           It is on this basis that the Commission granted an exemption in the case of In Re Bell South BSE, Inc., Decision and Order No. 21085, Docket No. 04-0076, filed on June 25, 2004.  The Commission there found that (1) much of the telecommunications services currently provided by Bell South BSE (“BSE”) and Bell South Long Distance (“BSLD”) were competitive; (2) BSE and BSLD were non-dominant carriers in Hawaii;  (3) the proposed merger and related transactions were consistent with the public interest; and (4) competition, in that instance, would serve the same purpose as public interest regulation.

HRS §269-16.9 also lists twelve (12) specific factors the Commission may consider in making the above determination, including the following:

(3)           The impact of the exemption on the quality, efficiency, and availability of telecommunications services;

(4)           The impact of the exemption on the maintenance of fair, just, and reasonable rates for telecommunications services;

(5)           The likelihood of prejudice or disadvantage to ratepayers of basic local exchange service resulting from the exemption;

(8)           The impact of the exemption on the availability of diversity in the supply of telecommunications services throughout the State; and

(9)           The improvements in the regulatory system to be gained from the exemption, including the reduction in regulatory delays and costs.

1.             The Merger Is in the Public Interest.

The merger will permit Applicants to continue providing adequate services at just and reasonable rates, will augment the competitive telecommunications markets within the State of Hawaii, and will not adversely affect this Commission’s authority to regulate AT&T Hawaii.  These are also reasons why the Commission should exempt or waive the merger from its approval process and permit the merger to proceed as expeditiously as possible.  In addition, the merger will enhance the abilities of AT&T Hawaii (and SBC Long Distance) to offer a broad array of existing and emerging telecommunications and information services in Hawaii by bringing together two industry leaders with complementary strengths and by capitalizing on the synergies related to the companies’ shared values of customer service, innovation, and reliability.

Applicants respectfully submit that the merger of SBC and AT&T will benefit the public interest.  The merger responds to major technological, marketplace, and regulatory changes that promote facilities-based competition in all communications services markets by bringing together two companies with complementary strengths, product sets, and customer bases.  Together, SBC and AT&T will be positioned for success in a rapidly changing industry, making the transition from legacy technologies to advanced, next generation Internet Protocol (“IP”) networks and services more quickly and efficiently than either company could do on a stand-alone basis.  The combined business organization will be stronger, more effective, more responsive, and more innovative, and thus better able to meet the needs and demands of its customers – enterprise, small and medium-sized business, government and mass market.

The public will benefit from the merger’s creation of a vigorous U.S. carrier with global reach.  AT&T’s network, which spans more than 50 countries, and AT&T Labs’ technological prowess will be combined with SBC’s financial strength and local exchange, broadband, and wireless capabilities.  The transaction thus will maintain American leadership in communications and allow the combined organization to continue to compete successfully for global business.  The telecom sector has been a driving force in the American economy, with a significant impact on investment, employment and productivity.  By perpetuating American leadership in telecommunications, the merger will benefit all Americans.

The merger will strengthen national security.  AT&T in particular is a significant provider of telecommunications and information services to government customers, including the White House, the Department of Homeland Security, the Department of State, the Department of Defense, and the State of Hawaii.  This includes the Department of Defense’s contract with AT&T to provide service to the military’s Hawaii Information Transfer System (“HITS”).  This transaction will result in a robust, U.S.-owned carrier with the financial resources and technical expertise necessary not only to continue to provide those services, but also to improve them through even greater investment in innovation that produces cost savings, more reliable services, and more robust capabilities to meet future needs.

The merger will increase innovation and investment, which will make existing services more efficient, lead to the more rapid introduction of those services to customers who might otherwise wait years for them, and prompt the development of new services that would otherwise not exist.  The combined organization will have greater incentives and ability to invest in research and development and to make available the fruits of those efforts to all customers.  As a result, residential and small business customers ultimately should enjoy capabilities that once were available only to the largest business and government customers.  And once the networks of SBC and AT&T are combined as part of one organization, transport will be more efficient, reliability will increase, and the quality of service will be higher.  All customers should benefit from these anticipated merger synergies.

Other synergies will also result from this transaction, including (a) more rapid and broader deployment of IP-based services; (b) a broader, more efficient deployment of new, innovative services on Multiprotocol Label Switching (“MPLS”) networks; (c) the enhancement of the combined organization’s ability to serve business customers that demand facilities-based, end-to-end services; (d) the closing of product line gaps; (e) the integration of wireless functionalities into large business customer product offerings; and (f) the creation of substantial additional cost savings, including savings in both fixed and variable costs.

2.             Post-Merger Competition

The merger will not adversely affect competition in the provision of services to businesses in Hawaii.  Numerous other providers stand ready, willing, and able to provide services to business customers, including incumbent providers such as Verizon Hawaii, and CLECs such as Pacific Lightnet, Inc. (“PLNI”) and Time Warner Communications of Hawaii,

L.P. (“TWTC”).  Additionally, Oceanic Time Warner Cable has recently introduced its new VoIP telephone service in Hawaii.

If the proposed transaction is consummated, the combined SBC/AT&T organization will strengthen competition in the business sector.  The combined organization will be better positioned than either SBC or AT&T standing alone to compete vigorously and effectively with existing providers of telecommunications services to medium and large businesses – IXCs, systems integrators, equipment vendors and resellers, network providers, foreign entrants, CLECs, wireless providers, cable companies, and incumbent LECs – across the full range of current and emerging products.  The combined organization of SBC and AT&T will be one among many engaged in competition in Hawaii and elsewhere, which will occur not only because of the number of competitors, but also because of the diversity of those competitors, the high fixed cost and relatively low marginal cost of operating telecommunications networks and facilities, the characteristics of customers and the bid processes they employ, and the rapid pace of technological change.

The merger will not diminish competition for mass market customers.  Well before the merger agreement, AT&T made an irreversible decision to discontinue actively marketing local and long distance service to residential and small business customers.  AT&T has already dismantled infrastructure required to recruit new mass market customers by shutting call centers, dismissing marketing personnel, and terminating vendor contracts.  Not only will AT&T no longer be an active competitor for mass market customers, but increasingly the competition for such customers is coming from cable operators, VoIP providers, and wireless carriers, in addition to traditional competitors such as ILECs and CLECs.  For all these reasons, the merger will have no adverse effect on mass market competition.  Rather, increased investment and innovation and broader deployment of new services made possible by the merger will benefit mass market customers.

SBC and AT&T anticipate that the combined company will be better able to compete using VoIP than either company standing alone.  Prior to its decision to cease actively marketing mass market land-line voice service, AT&T had developed a VoIP service, known as AT&T CallVantage Service, for mass market customers.  In the wake of its strategic refocus on business services, AT&T substantially reduced investment in the marketing of this service.  By joining together AT&T’s and SBC’s IP backbones and putting SBC’s traditional consumer focus behind VoIP, the merger will permit the combined company to deploy VoIP to both business and mass market customers more aggressively and effectively, both in and out of SBC’s region.

The merger also raises no competitive issues for Internet, wireless, or international services.  With respect to Internet services, in instances where SBC and AT&T compete against each other (the Internet backbone and retail narrowband sector), the level of concentration is low today, and the increase in concentration that would result from this transaction will not be material.  AT&T does not compete in the provision of retail broadband mass market services.  Likewise, AT&T has no present or planned facilities-based mobile wireless service operations and resells wireless services to only a few thousand residential consumers under a legacy arrangement with AT&T Wireless that was terminated last year.  Finally, SBC has only very limited, resale-based retail international operations.  Therefore, the combination of SBC and AT&T will not significantly increase concentration in the retail provision of service on U.S. international routes, which are, in any event, today served by numerous large facilities-based and resale providers.

3.             Quality of Service and Rates

The proposed merger will not adversely affect the availability and quality of the service currently offered by AT&T Hawaii (or SBC Long Distance).  These certificated entities will continue to exist in their current forms upon consummation of the merger, and the merger will not affect the rates, terms, and conditions of the services that those entities currently provide to their customers.  In general, the merger will be transparent to Hawaii customers of those certificated entities.

The merger also will ultimately improve the quality and variety of communications services offered.  The combined organization of SBC and AT&T will be able to offer new technologies to the consumer and corporate markets more rapidly, to provide businesses with customized, sophisticated, and integrated national and global telecommunications systems, and to create network efficiencies.  The combined organization will be able to draw upon the expertise, capabilities, and talents of its combined personnel, employing the best practices learned by each of the previously separate AT&T and SBC organizations and improving the quality and breadth of the services offered.  In particular, many of the technological innovations of AT&T Labs, which heretofore have been implemented for the benefit of AT&T’s predominately high-end, large enterprise customers, are expected to have broader application to the small and medium business and mass market customers that will be served by the combined organization. These include (a) IP-based video services, (b) speech and text technologies for visually, hearing, and speech-impaired customers, (c) fraud reduction and security services, (d) e-commerce capabilities, and (e) service provisioning and repair systems.  The increased financial expenditures of the combined organization in the form of capital expenditures will accelerate the pace at which these new and improved services are deployed.

4.             The Financial Strength of the Resulting Organization Is Increased.

The merger will create an organization that will enjoy enhanced financial health and vigor, which will affirmatively benefit the public.  Recent years have proven difficult for the telecommunications industry, and reduced revenues and diminished market capitalizations are expected in the future.  The synergies created by this merger will strengthen the combined organization through reduced costs, increased productivity, and augmented revenues.  The estimated net present value of these operating and capital expense synergies is $15 billion.  And the positive impact on AT&T’s ability to raise necessary capital and maintain a reasonable capital structure will benefit all of its subsidiaries as well.

5.             Employment Outlook

The merger of SBC and AT&T will create a much stronger job outlook for the combined organization.  As a result of the recent financial downturn in the telecommunications industry, hundreds of thousands of jobs have been lost.  Neither SBC nor AT&T has been immune.  Since 1999, AT&T has reduced its workforce from over 100,000 employees to approximately 47,000.  SBC likewise has continued to reduce its workforce.  While nearly every corporate merger involves a short-term reduction of jobs because of the desire to improve productivity by eliminating redundant and inefficient systems, SBC and AT&T expect that on a global basis (and there is no reason to expect a different result in Hawaii) the merger likely will produce more jobs in the long term than if the companies continued operations independently.

Both the unions representing SBC and AT&T workers—the Communications Workers of America (“CWA”) and the International Brotherhood of Electrical Workers (“IBEW”)—have expressed their support of the merger.  As Morton Bahr, the President of the CWA, stated on January 31, 2005, “[w]ith the assurance that in this merger, the companies are committed to growing the business, providing quality and universal customer services, and to creating well-paying jobs for American communities, CWA will support the proposed acquisition and urge regulators to give it their approval.”  Statement of CWA President Morton Bahr, attached hereto as Exhibit D.  The IBEW similarly cheered the merger: “The IBEW is encouraged by the purchase of AT&T by SBC. We have long maintained that our primary goal for the modern telecommunications industry is the promotion of growth and job opportunities that benefit workers, companies, consumers and communities alike. The joining of forces by two major players in the industry could be a major step toward this goal.”  Statement of IBEW President Edwin D. Hill, January 31, 2005, attached hereto as Exhibit E.

The merger will position the combined organization for growth, which in time should produce jobs.  By creating a new business that is stronger than the sum of its parts, the merger of SBC and AT&T will allow development of new technologies and improvement of currently existing services.  Furthermore, the workforce-related benefits of this merger extend beyond the combined organization’s employment needs.  A strong combined SBC and AT&T will be able to deliver the advanced networks and services required by American businesses to succeed, which in turn creates more jobs in the economy at large.

6.             Corporate Citizenship

As a result of the merger, and the synergies that will enhance the competitive abilities of both companies, SBC, AT&T, and their subsidiaries will continue their traditions of community involvement and good corporate citizenship.

B.            Applicants Request Commission Approval If An Exemption is Not Warranted.

In the event the Commission does not believe an exemption pursuant to HRS § 269-16.9(a) or waiver pursuant to HRS § 269-16.9(e) and HAR §6-80-135 is warranted in the instant case, Applicants respectfully request that the Commission, in the alternative, approve the proposed merger transaction.  In support of this request for request, Applicants incorporate by reference the information and justification contained in Section IV.

V.            THE COMMISSION’S AUTHORITY TO REGULATE RATES AND SERVICE WILL BE UNCHANGED.

The approval of this merger will not impair, compromise, or in any material way alter the Commission’s authority to regulate the AT&T and SBC subsidiaries currently operating in Hawaii pursuant to this Commission’s certifications.  Upon completion of the merger, the Commission will retain full authority over the rates, services, and responsibilities of those certificated entities in accordance with applicable law to the same extent that it does today.

VI.           RELATED GOVERNMENT FILINGS

In addition to filings with the Commission, SBC and AT&T are taking steps to satisfy the requirements of other governmental entities with respect to the merger.  For example, SBC and AT&T filed a joint application with the FCC on February 22, 2005.  The FCC will undertake a detailed review of the merger.  In addition, the Department of Justice will conduct its own review of the competitive aspects of this transaction pursuant to the Hart-Scott-Rodino Antitrust Improvement Act of 1976 and the rules promulgated thereunder.  Given that AT&T or  SBC have business operations and/or certifications in all 50 states, a number of state commissions also will review the merger.  SBC and AT&T also will make certain notifications to or filings with regulatory authorities in a number of countries in which SBC or AT&T holds direct or indirect investments in telecommunications companies.

VII.         CONCLUSION

For the reasons set forth above, to the extent that the Commission determines that the provisions of HRS § 269-19 apply to the Applicants’ proposed merger transaction, Applicants hereby respectfully request that the Commission issue an order:

1.             Granting an exemption and/or waiver from the requirements of HRS § 269-19 governing mergers and consolidations of public utility corporations;

2.             To the extent that an exemption and/or waiver is not warranted, approving the merger transaction between SBC and AT&T; and

3.             Granting such other relief as may be just and reasonable under the circumstances.

DATED:       Honolulu, Hawaii,  February 23, 2005.

/s/ Russell S. Kato
RUSSELL S. KATO
Goodsill Anderson Quinn & Stifel
A Limited Liability Law Partnership LLP

Attorney for Applicant
SBC Communications Inc.

/s/ Michael H. Lau
MICHAEL H. LAU
KENT D. MORIHARA
Oshima Chun Fong & Chung LLP

Attorneys for Applicant
AT&T Corp.

VERIFICATION

State of Hawaii	)
) SS.
City & County of Honolulu	)

James S. Kahan, being first duly sworn, states that he is the Senior Executive Vice President – Corporate Development of SBC Communications, Inc., that in such capacity, he is qualified and authorized to file and verify this Application, that he has carefully examined all the statements and matters of fact contained in the Application, and that all such statements and matters set forth therein are true and correct to the best of his knowledge, information and belief.  Affiant further states that the Application is made in good faith and with the intention of presenting evidence in support of each statement of fact in the Application.

/s/ James S. Kahan
James S. Kahan

Subscribed and sworn to before me this
23rd day of February, 2005

/s/ Laura L.T. Nagasawa
Notary Public, State of Hawaii
Laura L.T. Nagasawa
My commission expires:	June 28, 2008

VERIFICATION

STATE OF HAWAII	)
) SS.
COUNTY OF HONOLULU	)

MICHAEL H. LAU, being first duly sworn, deposes and says:  That he is an attorney for AT&T CORP. in the above proceeding; that the officers of AT&T CORP. are not present within the City and County of Honolulu; that he has read the foregoing Application, and knows the contents thereof; and that the same are true of his own knowledge except as to those matters stated on information and belief, and that as to those matters he believes them to be true.

/s/ Michael H. Lau
MICHAEL H. LAU

Subscribed and sworn to before me
this 28th of February, 2005

/s/ Laura L.T. Nagasawa
Notary Public, State of Hawaii
Print Name:	Laura L.T. Nagasawa
My commission expires:	June 28, 2008

CERTIFICATE OF SERVICE

I (we) hereby certify that copies of the foregoing document were duly served on the following parties, by having said copies delivered as set forth below:

DEPARTMENT OF COMMERCE AND CONSUMER AFFAIRS DIVISION OF CONSUMER ADVOCACY 335 Merchant Street, Room 326 Honolulu, Hawaii 96813	2 COPIES HAND DELIVERY

DATED:  Honolulu, Hawaii, February 28, 2005

/s/ Russell S. Kato
RUSSELL S. KATO
Goodsill Anderson Quinn & Stifel
A Limited Liability Law Partnership LLP

Attorney for Applicant
SBC Communications Inc.

/s/ Michael H.Q. L. Lau
MICHAEL H.Q.L. LAU
KENT D. MORIHARA
Oshima Chun Fong & Chung LLP

Attorneys for Applicant
AT&T Corp.